HCA Inc.
One Park Plaza
Nashville, Tennessee 37203
(615) 344-9551

November 1, 2004

Via EDGAR and Facsimile (202) 942-9638

Nicholas P. Panos
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
Washington, DC 20549-0303

Re:	HCA Inc.
Schedule TO-I/A filed by HCA Inc. on October 13, 2004
File No. 005-41652

Dear Mr. Panos:

     On behalf of HCA Inc. (the “Company”), and in response to the request contained in your letter dated October 21, 2004 (the “Comment Letter”), the Company hereby acknowledges that:

     1. The Company is responsible for the adequacy and accuracy of the disclosure in the filings with the Securities and Exchange Commission (the “Commission”);

     2. The staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

     3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please do not hesitate to contact me at the above telephone number if you have any questions or further comments. Thank you in advance for your prompt attention to this matter.

Sincerely,

/s/ John M. Franck II
Vice President and Corporate Secretary